UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.)*

The Connecticut Light and Power Company

(Name of Issuer)

3.90% Series of 1949 Preferred Stock

(Title of Class of Securities)

207597832

 (CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A	The Connecticut Light and Power Company	CUSIP No. 207597832

CUSIP No. 207597832

1.            Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Robert W. Baird & Co. Incorporated
 39-6037917

2.            Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3.            SEC Use Only

4.            Citizenship or Place of Organization

Wisconsin

	5. Sole Voting Power	10,025
Number of Shares Beneficially Owned by Each Reporting Person With:

	6. Shared Voting Power	0

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	10,025

9. Aggregate Amount Beneficially Owned by Each Reporting Person	10,025

            10.           Check if the Aggregate Amount in Row (9) Excludes Certain Shares
              (See Instructions)   [ ]

11. Percent of Class Represented by Amount in Row (9)	6.3%

            12.           Type of Reporting Person (See Instructions)                                                                                      IA

SCHEDULE 13G/A	The Connecticut Light and Power Company	CUSIP No. 207597832

Item 1.

(a)           Name of Issuer:

The Connecticut Light and Power Company

(b)           Address of Issuer’s Principal Executive Offices:

107 Selden Street
Berlin, Connecticut 06037-1616

Item 2.

(a)           Name of Person Filing:

Robert W. Baird & Co. Incorporated

(b)           Address of Principal Business Office or, if none, Residence:

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(c)           Citizenship:

Wisconsin corporation

(d)          Title of Class of Securities:

3.90% Series of 1949 Preferred Stock

(e)           CUSIP Number:

207597832

SCHEDULE 13G/A	The Connecticut Light and Power Company	CUSIP No. 207597832

Item 3.                 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control plan, in accordance with §240.13d-1(b)(1)(ii)(G). (Note: See Item 7).

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                   Ownership.

(a)	Amount Beneficially Owned:

10,025. All 10,025 Shares of 3.90% Series of 1949 Preferred Stock (“Shares”) are ultimately owned by certain individual and institutional clients for which Robert W. Baird & Co. Incorporated (“Baird”) serves as investment advisor.   Baird may be deemed to beneficially own such Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), by virtue of the investment discretion and voting authority granted to Baird by such clients over such Shares.  The investment discretion and voting authority granted to Baird may be revoked at any time.

(b)	Percent of Class:

6.3%.  The percentage was calculated based upon 160,000 Shares of 3.90% Series of 1949 Preferred Stock outstanding as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2018.

SCHEDULE 13G/A	The Connecticut Light and Power Company	CUSIP No. 207597832

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

10,025.

(ii) Shared power to vote or to direct the vote

0.

 (iii)         Sole power to dispose or to direct the disposition of

0.

(iv)         Shared power to dispose or to direct the disposition of

10,025.

Item 5.                   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain individual and institutional clients of Baird ultimately own all of the Shares included on this Schedule and have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of such Shares.  No one client has granted Baird investment discretion or voting authority over 5% or more of the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

SCHEDULE 13G/A	The Connecticut Light and Power Company	CUSIP No. 207597832

Item 10.                Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
Date

/s/ Paul L. Schultz
Signature

Paul L. Schultz, Secretary & General Counsel
Name/Title